

AMBER ROAD

Shareholder Presentation





The views expressed herein represent the subjective opinions of Altai Capital Management, L.P. and certain of its affiliates and controlling persons (collectively, "Altai Capital"), who beneficially own shares of Amber Road, Inc. ("Amber Road" or the "Company").   These views are based on publicly available information with respect to the Company. Certain financial information and data used herein have been derived or obtained from, without independent verification, publicly available information including filings made with the Securities and Exchange Commission ("SEC"), or other regulatory authorities and from other third party reports, by Amber Road or other companies Altai Capital deems relevant. Altai Capital has neither sought nor obtained consent from any third party for the use of previously published information. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Altai Capital shall not be responsible or have any liability for any misinformation contained in any third party report, SEC or other regulatory filing. All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Altai Capital's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

Unless otherwise stated, statements in this presentation are made as of the date of this presentation, and nothing shall create an implication that the information contained herein is correct as of any time after such date.   Altai Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate.   Altai Capital disclaims any obligation to update the data, information or opinions contained herein or to notify the market or any other party of any such changes.

This document contains certain forward-looking statements and information that are based on Altai Capital's beliefs as well as assumptions made by, and information currently available to, Altai Capital. These statements include, but are not limited to, statements about strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements that are not historical facts. When used in this document, words such as "could," "may," "will," "should," "expect," "anticipate," "target," "project," "estimate," "intend," "continue" or "believe," or the negatives thereof or other variations thereon or comparable terminology, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict.   Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual results, performance or achievements may vary materially and adversely from those described in this document.   The tables, graphs, charts and other analyses provided throughout this document are provided for illustrative purposes only and there is no guarantee that the trends, outcomes or market conditions depicted on them will continue in the future. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. Any estimates, projections or potential impact of the opportunities identified by Altai Capital herein are based on assumptions that Altai Capital believes to be reasonable as of the date hereof, but there can be no assurance or guarantee that actual results or performance will not differ, and such differences may be material and adverse.

These materials are provided merely for general informational purposes and are not intended to be, nor should they be construed as 1) investment, financial, tax or legal advice, 2) a recommendation to buy or sell any security, or 3) an offer or solicitation to subscribe for or purchase any security.   These materials do not consider the investment objective, financial situation, suitability or the particular need or circumstances of any specific individual who may receive or review this presentation, and may not be taken as advice on the merits of any investment decision.

Altai Capital currently has an economic interest in the price movement of the securities of Amber Road.   It is possible that there will be developments in the future that cause Altai Capital to modify this economic interest at any time or from time to time. This may include a decision to sell all or a portion of its holdings of Amber Road securities in open market transactions or otherwise (including via short sales), purchase additional Company securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such securities. Altai Capital also reserves the right to take any actions with respect to its investment in the Company as it may deem appropriate, including, but not limited to, communicating with the board of directors, management and other investors.

Although Altai Capital believes the information herein to be reliable, Altai Capital makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Altai Capital expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein).   Thus, shareholders and others should conduct their own independent investigations and analysis of those statements and communications and of Amber Road and any other companies to which those statements or communications may be relevant.

TABLE OF CONTENTS



EXECUTIVE SUMMARY



1. **Amber Road continues to underperform.**

   ▪ Amber Road has generated poor returns for shareholders since its IPO.

   ▪ Amber Road will likely remain subscale and underfunded under the current leadership.

   ▪ Amber Road's management team seems to agree that Amber Road is fully-valued, and potentially over-valued, on a stand-alone basis as evidenced by substantial and deeply-concerning insider selling.

2. **The Board has paid CEO James Preuninger an excessive amount of compensation.**

   ▪ Amber Road's CEO receives an enormous compensation package relative to the size and performance of the business.

   ▪ Amber Road's CEO made a staggering $7.6 million in compensation in 2018 from a one-time $5 million share grant.[1]

3. **The Board is closed-minded on strategic alternatives.**

   ▪ Amber Road's CEO has a monetary motivation to keep Amber Road a stand-alone business.

   ▪ Amber Road's Board should recognize this obvious conflict of interest and do what is best for shareholders, not management.

4. **Amber Road's nominees are not the fresh, independent voices that Amber Road needs to drive improved shareholder returns.**

   ▪ Rudy Howard should be held accountable for Amber Road's poor performance and numerous missteps since its IPO.

   ▪ Andre G.F. Toet has an obvious significant connection to Amber Road's Chairman Barry Williams and should not be elected.

5. **Altai Capital's nominees are experienced and independent shareholder advocates who will bring to bear considerable experience to the Board, especially in areas where the Board has repeatedly failed.**

   ▪ Marshall A. Heinberg and James F. Watson have years of experience evaluating and negotiating transactions.

   ▪ Mr. Heinberg and Mr. Watson have both mentored executives and served on numerous compensation committees over their careers.

---

[1] Amber Road paid Mr. Preuninger $7.6 million in 2018 as calculated in the 2018 CEO Adjusted Compensation table on slide 20 of this presentation.

ALTAI CAPITAL

BACKGROUND INFORMATION



ABOUT ALTAI CAPITAL

Altai Capital employs a fundamentally oriented, value-based strategy to make investments across asset classes and sectors, primarily in the U.S.

HISTORY & MANAGEMENT

- Altai Capital is an SEC-registered investment adviser founded by Rishi Bajaj in July 2009.

- Rishi Bajaj is the Managing Principal of Altai Capital.

- Altai Capital is the beneficial owner of approximately 8.7% of the outstanding shares of Amber Road common stock making us one of the Company's largest shareholders.

DIFFERENTIATED APPROACH

- Nimble size in combination with creative and thorough research process supports strategy of finding underfollowed and misunderstood opportunities.

- Flexible mandate and proven ability to make long-term investments primarily in companies competing in growing industries such as technology, media and telecommunications.

RELEVANT EXPERIENCE

- Altai Capital selectively engages with the management teams of companies in its portfolio to unlock value for all shareholders.

- In particularly troubled situations, senior Altai Capital investment professionals have served on the boards of its portfolio companies.

FUND TRACK RECORD[2]

- Altai Capital Osprey, LLC ("Altai Osprey" or the "Fund") is the shareholder of record of Amber Road.

- Since its inception in May 2016, Altai Osprey has generated a net return of 67.01%.

- The Fund has generated an annualized net return of 19.2% since inception vs. 13.0% for the S&P 500 Index ("SPX") over the same period.

[2] Returns for Altai Osprey and comparative financial indices are presented as of March 31, 2019. Past performance is neither indicative nor a guarantee of future results. No assurance can be made that profits will be achieved or that substantial losses will not be incurred. See slide 35 for further information about the calculation of Altai Osprey net performance and comparative financial indices herein.

5



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Altai Capital | Amber Road |

AMBER ROAD SNAPSHOT

ALTAI CAPITAL

Amber Road is a relatively small software company that develops and sells global trade management solutions.

Business Overview



- Amber Road is a provider of cloud-based global trade management solutions to large enterprises.

- Amber Road's solutions automate the global supply chain across sourcing, logistics, cross-border trade and regulatory compliance activities to improve operating efficiencies and financial performance.

- Amber Road serves a diverse set of industries, including chemical, pharmaceutical, high technology/electronics, industrial/manufacturing, logistics, oil & gas and retail/apparel.

- 74% of 2018 revenue is derived from software subscriptions.

- Amber Road was founded in 1990.

- Amber Road shares priced in its initial public offering ("IPO") at $13.00 and closed on its first day of trading at $17.00 (the "IPO Closing Price") on March 21, 2014.

- Amber Road is headquartered in East Rutherford, NJ with additional offices in the US, Germany, India and China.

- Amber Road has 699 employees as of December 31, 2018.

Financial Snapshot[3,4]

CAPITALIZATION

Share Price	$	8.97
Fully Diluted Shares Outstanding		30.6
Market Capitalization	$	274.9
Plus: Debt & Capital Leases	$	21.2
Less: Cash & Investments	$	(7.5)
Enterprise Value	$	288.6

FINANCIAL & VALUATION METRICS	2017A		2018A	
Revenue	$	79.1	$	85.2
Revenue Growth		8.1 %		7.7 %
EBITDA	$	(6.0)	$	(6.9)
EBITDA Margin		(7.6) %		(8.1) %
Enterprise Value / Revenue		3.6 x		3.4 x

[3] All dollar figures, except share prices, reflected throughout this presentation are in millions unless otherwise noted. All share prices reflected throughout this presentation are as of April 12, 2019, unless otherwise noted.

[4] Capitalization, Financial and Valuation metrics as reported in and derived from Amber Road's Form 10-K published on March 5, 2019. Fully Diluted Shares Outstanding includes common shares, RSUs, PSUs and in-the-money stock options utilizing the treasury stock method.



AMBER ROAD CONTINUES TO UNDERPERFORM



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives |

AMBER ROAD SHARE PERFORMANCE VS. RELEVANT INDICES



Amber Road has generated poor returns for shareholders since going public and its stock currently trades 47% below its IPO Closing Price.

PERFORMANCE COMPARISON CHART



Since its IPO, Amber Road shares have drastically **underperformed** the S&P Software Index, the NASDAQ Composite Index and the NYSE Composite Index by 165%, 146% and 90%, respectively.

| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives

TIMELINE OF KEY EVENTS





Volume (MMs)

Price

08/03/17: Amber Road announced Q2 2017 results and lowered full year guidance.

02/12/18: E2open, LLC ("E2open") announced proposal to acquire Amber Road for $10.50 per share in cash (the "Proposal"). On the same day, Amber Road rejected E2open's Proposal.

03/30/18: E2open withdrew the Proposal.

11/08/18: Amber Road announced Q3 2018 results and lowered full year revenue guidance.

12/17/18: Altai Capital submits public letter to the Board demanding the Board form an independent committee and engage financial advisors.

11/02/17: Amber Road announced Q3 2017 results and again lowered full year guidance.

03/28/18: Altai Capital submitted letter to the Amber Road CEO asking that the Board consider the Proposal and immediately engage financial advisors.

11/15/18: Amber Road CEO and CFO began aggressively selling shares in the open market.

04/08/19: Amber Road and Altai Capital filed their respective definitive proxy statements.

12/20/18: Amber Road published letter effectively rejecting our demands.

01/18/19: Altai Capital submitted formal notice of intent to nominate individuals to the Board at the annual...

Price

Volume (MM)

$11.00 — 4.0
$10.00 — 3.5
— 3.0
$9.00 — 2.5
$8.00 — 2.0
— 1.5
$7.00 — 1.0
$6.00 — 0.5
$5.00 — 0.0

Jun-17 · Sep-17 · Dec-17 · Mar-18 · Jun-18 · Sep-18 · Dec-18 · Mar-19





Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent
Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives

AMBER ROAD HAS EXECUTED POORLY

Amber Road has encouraged investors' optimistic growth assumptions yet the Company has consistently missed even its more conservative revenue growth forecasts provided in its earnings press releases.

> *"We enter 2015 with a healthy pipeline across our business, an increased presence in China and are taking steps to reach the mid-market in Europe. All of this positions us well to capture the large market opportunity in front of us and to grow our business approximately 20% in 2015 when excluding the non-renewal we discussed last quarter."*
>
> **- CEO James Preuninger in Amber Road's 4th Quarter 2014 earnings release**

Amber Road has never achieved annual revenue growth greater than 10% since it went public.

FY Ended 12/31	Company Projections: Date Provided	Company Projections: Revenue (Low)	Company Projections: Revenue (Mid)	Company Projections: Revenue (High)	Actual Revenue	Projected Growth (Mid)	Actual Growth	Actual vs. Projected
2015	05/07/15	$ 74.5	$ 75.5	$ 76.5	$ 69.1	(0.0) %	(8.5) %	(8.5) %
2016	02/11/16	$ 72.0	$ 73.5	$ 75.0	$ 73.2	6.4 %	5.9 %	(0.5) %
2017	02/16/17	$ 80.3	$ 81.8	$ 83.3	$ 79.1	11.8 %	8.1 %	(3.7) %
2018	02/15/18	$ 84.0	$ 85.5	$ 87.0	$ 85.2	8.1 %	7.7 %	(0.4) %



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will <u>Not</u> Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives |

AMBER ROAD LACKS SCALE AND PROFITABILITY



Amber Road has built the most complete global trade management software solution in the market today, but a limited total addressable market and stagnant Company growth tempers our upside expectations for Amber Road's share price.

Altai Capital does not believe Amber Road's valuation will improve meaningfully if it continues as a stand-alone company under current leadership because:

- Global trade management is a relatively small niche, and the Company has not been able to achieve the scale and profitability required to be highly valued by the public markets.

- Without a change in strategy and/or significant reinvestment in the business, Altai Capital is skeptical that the Company's growth will accelerate.

- Amber Road's slow growth means the Company will remain subscale and generate limited profitability for the foreseeable future.

	2018A	2019P[5]
Revenue	$ 85.2	$ 90.0
Growth		5.7 %
Adjusted EBITDA	$ 5.4	$ 6.2
Margin	6.3 %	6.8 %

[5] Source of 2019 Projected Revenue and Adjusted EBITDA: Bloomberg analyst consensus estimates.



Background Information	Amber Road Continues to Underperform			The Board Has Paid the CEO Excessive Compensation	The Board is Closed-Minded on Strategic Alternatives	Amber Road Nominees Will <u>Not</u> Drive Shareholder Value	Altai Capital Nominees Are Experienced and Independent
	Financial Underperformance	Poor Operator and Subscale	Insider Selling	Strategic Alternatives			

AMBER ROAD LACKS SCALE AND PROFITABILITY



The market shares Altai Capital's skepticism that growth will accelerate and profitability will expand meaningfully. Amber Road trades near the bottom of its peers on an EV / Revenue basis.

Company	Enterprise Value ("EV")	2019 Analyst Consensus Estimates[6,7]				EV / 2019 Consensus Revenue
		Revenue	Adjusted EBITDA	Revenue Growth	Adjusted EBITDA Margin	
SAP	$ 140,989	$ 30,594	$ 9,609	10 %	31 %	4.6 x
Wisetech Global	$ 5,216	$ 280	$ 90	39 %	32 %	18.7 x
Manhattan Associates	$ 3,583	$ 570	$ 130	2 %	23 %	6.3 x
Descartes Systems	$ 2,917	$ 359	$ 132	11 %	37 %	8.1 x
SPS Commerce	$ 1,643	$ 275	$ 64	11 %	23 %	6.0 x
Kinaxis	$ 1,352	$ 186	$ 46	24 %	25 %	7.3 x
Amber Road	$ 289	$ 90	$ 6	6 %	7 %	3.2 x
TECSYS	$ 135	$ 70	$ 6	24 %	8 %	1.9 x

[6] The table above sets forth a selected group of publicly traded global supply chain management software companies of varying sizes. The selected group of companies and the related figures, while only illustrative, are intended to demonstrate the impact of scale, growth and profitability on the selected company's public market valuation relative to its projected revenue.
[7] Source of EV and Analyst Consensus Estimates: Bloomberg and company filings. Estimates have been adjusted to conform to a December 31 fiscal year end. Foreign currencies have been converted into U.S. dollars using the relevant exchange rate as of April 12, 2019.



| Background Information | Amber Road Continues to Underperform | | | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will <u>Not</u> Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives |

AMBER ROAD IS UNDERFUNDED AND VULNERABLE TO A DOWNTURN



The Company is underfunded, leaving it bereft of growth capital and vulnerable to an economic downturn.

- Since it's March 2014 IPO, Amber Road has spent $43.7 million in cash and added $18.8 million in debt.

- Unfortunately, the cash spent and debt incurred increased annual revenue by only $29.3 million.

- In contrast to when Amber Road emerged as a public company in March 2014, it no longer possesses the cash resources necessary for the investment required to drive meaningful incremental scale in the business.

- Without significantly higher growth, Amber Road will remain subscale and fail to deliver the profitability generated by its larger peers.

- Additionally, the $18.8 million of debt matures on December 31, 2021, further limiting the Company's financial flexibility.

Selected Financials	Mar 31, 2014	Dec 31, 2018	Difference
Revenue (Last Twelve Months)	$ 55.9	$ 85.2	$ 29.3
Balance Sheet			
Term Loan Outstanding Balance	$ 0.0	$ 12.8	$ 12.8
Revolver Outstanding Balance	$ 0.0	$ 6.0	$ 6.0
Total Balance Sheet Debt	$ 0.0	$ 18.8	$ 18.8
Cash and Cash Equivalents	$ 51.2	$ 7.5	$ (43.7)
Net Debt / (Net Cash)	$ (51.2)	$ 11.3	$ 62.5
Year-to-date Cash Flows			
Cash Provided by Operating Activities		$ 3.5	
Cash Used in Investing Activities		$ (3.6)	
Cash Flow excluding Financing Activities		$ (0.1)	

| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives |





MANAGEMENT HAS BEEN SELLING SHARES

Amber Road management does not appear to believe that the Company's shares are undervalued as evidenced by heavy insider selling.

	Net Shares Sold	Average Price		Net Sale Proceeds	
CEO James Preuninger					
2019 YTD	41,560	$	9.51	$	0.395
2018	168,380	$	9.03	$	1.521
2017	70,000	$	7.68	$	0.538
2014-2016	402,400	$	10.15	$	4.085
Total 2014-2019 YTD	682,340	$	9.58	$	6.539
CFO Thomas Conway					
2019 YTD	19,986	$	8.71	$	0.174
2018	86,134	$	9.21	$	0.794
2017	25,084	$	7.48	$	0.188
2014-2016	101,840	$	11.29	$	1.150
Total 2014-2019 YTD	233,044	$	9.89	$	2.306
Management & Officers					
2019 YTD	61,546	$	9.25	$	0.569
2018	304,555	$	9.11	$	2.776
2017	125,926	$	7.63	$	0.961
2014-2016	923,248	$	11.30	$	10.437
Total 2014-2019 YTD	1,415,275	$	10.42	$	14.743







Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent

Financial Underperformance | Poor Operator and Subscale | Insider Selling | Strategic Alternatives

ALTAI CAPITAL

STRATEGIC ALTERNATIVES SHOULD BE EXPLORED

As a stand-alone company, Amber Road is poorly positioned to realize significantly greater value for shareholders. This strongly suggests to Altai Capital that the Board should explore strategic alternatives.

Disappointing Share Performance
Poor Financial Results
Lack of Scale & Profitability
Underfunded & Vulnerable to Downturn
Explore Strategic Alternatives



THE BOARD HAS PAID CEO JAMES PREUNINGER EXCESSIVE COMPENSATION



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will **Not** Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Excessive Comp 2014-2017 | Not remedied in 2018 | Selected Company Comparison |



THE BOARD OVERCOMPENSATES ITS CEO

From 2014 - 2017, Mr. Preuninger was paid over $9 million by Amber Road, or over 3% of average annual revenue.

Company[8]	CEO	2014 - 2017				
		Total Comp ($000s)	Avg. Annual Comp ("AAC") ($000s)	Avg. Annual Revenue ("AAR")	AAC / AAR	Stock Performance
PROS Holdings	Andres Reiner	$ 19,431	$ 4,858	$ 169	2.9 %	(34) %
Q2 Holdings	Matthew Flake	$ 16,519	$ 4,130	$ 133	3.1 %	143 %
Limelight Networks	Robert Lento	$ 12,274	$ 3,069	$ 171	1.8 %	123 %
Amber Road	James Preuninger	$ 9,109	$ 2,277	$ 71	3.2 %	(57) %
RealNetworks	Robert Glaser	$ 7,083	$ 1,771	$ 110	1.6 %	(55) %
Synacor	Himesh Bhise	$ 5,718	$ 1,430	$ 121	1.2 %	(6) %
Upland Software	John McDonald	$ 4,835	$ 1,209	$ 77	1.6 %	122 %
Digital Turbine	William Stone	$ 4,159	$ 1,040	$ 70	1.5 %	(32) %
NetSol Technologies	Najeeb Ghauri	$ 4,114	$ 1,028	$ 54	1.9 %	(19) %
USA Technologies	Stephen Herbert	$ 3,995	$ 999	$ 70	1.4 %	439 %
Finjan Holdings	Philip Hartstein	$ 3,884	$ 971	$ 20	4.9 %	(66) %
CSP	Victor Dellovo	$ 3,786	$ 946	$ 97	1.0 %	144 %
Innodata	Jack Abuhoff	$ 3,235	$ 809	$ 60	1.3 %	(44) %
Asure Software	Pat Goepel	$ 1,888	$ 472	$ 36	1.3 %	152 %
PDF Solutions	John Kibarian	$ 1,620	$ 405	$ 102	0.4 %	(39) %

[8] Altai Capital retained a well-known, independent, international consulting firm to conduct this analysis, as well as to provide input and other analyses contained within this presentation. The screen utilized to build this table included the following factors: (i) U.S. listed software and software-related companies; (ii) 2014-2016 revenues of less than $200 million and 2017 revenues between $50 million and $200 million; (iii) IPO date of 2014 or earlier; and (iv) same CEO since at least 2014. Total Comp, AAC and AAR are from company filings in the reported fiscal year. Q2 Holdings stock price performance is measured against its March 20, 2014 IPO closing price; Upland Software stock price performance is measured against its November 6, 2014 IPO closing price; Amber Road stock price performance is measured against its IPO Closing Price. Stock performance assumes reinvestment of dividends.





Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent

Excessive Comp 2014-2017 | Not remedied in 2018 | Selected Company Comparison

THE BOARD OVERCOMPENSATES ITS CEO

ALTAI CAPITAL

CEO James Preuninger has earned this extraordinary level of compensation despite Amber Road's share price performing near the bottom of its peers. Retaining control of Amber Road is obviously important to Mr. Preuninger as he continues to collect a lucrative annuity from the Company while long-term shareholders have seen the value of their investment erode.

Company[9]	CEO	2014 - 2017 Total Comp ($000s)	Avg. Annual Comp ("AAC") ($000s)	Avg. Annual Revenue ("AAR")	AAC / AAR	Stock Performance
USA Technologies	Stephen Herbert	$ 3,995	$ 999	$ 70	1.4 %	439 %
Asure Software	Pat Goepel	$ 1,888	$ 472	$ 36	1.3 %	152 %
CSP	Victor Dellovo	$ 3,786	$ 946	$ 97	1.0 %	144 %
Q2 Holdings	Matthew Flake	$ 16,519	$ 4,130	$ 133	3.1 %	143 %
Limelight Networks	Robert Lento	$ 12,274	$ 3,069	$ 171	1.8 %	123 %
Upland Software	John McDonald	$ 4,835	$ 1,209	$ 77	1.6 %	122 %
Synacor	Himesh Bhise	$ 5,718	$ 1,430	$ 121	1.2 %	(6) %
NetSol Technologies	Najeeb Ghauri	$ 4,114	$ 1,028	$ 54	1.9 %	(19) %
Digital Turbine	William Stone	$ 4,159	$ 1,040	$ 70	1.5 %	(32) %
PROS Holdings	Andres Reiner	$ 19,431	$ 4,858	$ 169	2.9 %	(34) %
PDF Solutions	John Kibarian	$ 1,620	$ 405	$ 102	0.4 %	(39) %
Innodata	Jack Abuhoff	$ 3,235	$ 809	$ 60	1.3 %	(44) %
RealNetworks	Robert Glaser	$ 7,083	$ 1,771	$ 110	1.6 %	(55) %
Amber Road	James Preuninger	$ 9,109	$ 2,277	$ 71	3.2 %	(57) %
Finjan Holdings	Philip Hartstein	$ 3,884	$ 971	$ 20	4.9 %	(66) %

[9] Altai Capital retained a well-known, independent, international consulting firm to conduct this analysis, as well as to provide input and other analyses contained within this presentation. The screen utilized to build this table included the following factors: (i) U.S. listed software and software-related companies; (ii) 2014-2016 revenues of less than $200 million and 2017 revenues between $50 million and $200 million; (iii) IPO date of 2014 or earlier; and (iv) same CEO since at least 2014. Total Comp, AAC and AAR are from company filings in the reported fiscal year. Q2 Holdings stock price performance is measured against its March 20, 2014 IPO closing price; Upland Software stock price performance is measured against its November 6, 2014 IPO closing price; Amber Road stock price performance is measured against its IPO Closing Price. Stock performance assumes reinvestment of dividends.





THE BOARD OVERCOMPENSATES ITS CEO

Ahead of Amber Road's 2018 Annual Meeting, Institutional Shareholder Services ("ISS") identified that Mr. Preuninger's compensation was disproportionate to the Company's performance and made logical recommendations against furthering the Company's agenda. 29% of Amber Road shareholders agreed with ISS and withheld support for Mr. Preuninger at the 2018 Annual Meeting.[10]

EXCERPTS AND RATINGS FROM THE ISS "PROXY ANALYSIS BENCHMARK POLICY VOTING RECOMMENDATIONS" REPORT PUBLISHED ON APRIL 9, 2018:

- ISS rated Amber Road a 9 out of 10 in terms of overall governance risk (10 being the riskiest).

- ISS rated Amber Road a 10 out of 10 in terms of compensation governance risk, the worst possible score.

- ISS stated that *"there is significant concern regarding the pay decisions in 2017 and the lack of proxy disclosure around incentive programs."*

- ISS found that Mr. Preuninger's compensation is *"3.1 times the median of peers"* indicating a *"misalignment between CEO pay and company performance."*

- ISS concluded that:

   "Despite three years of negative and underperforming shareholder returns, the CEO was provided relatively large equity grants, the majority of which do not have performance conditions. The option grant alone to CEO Preuninger is larger than the median total CEO compensation of similarly-sized industry peers."

---

[10] Represents the percentage of shares withheld, excluding "broker non-votes", as disclosed by the Company on Form 8-K on May 2, 2018.



THE BOARD OVERCOMPENSATES ITS CEO



Amber Road ignored investors' concerns regarding CEO compensation and instead paid Mr. Preuninger a staggering $7.6 million despite negative 8% EBITDA margins in 2018. The vast majority of Mr. Preuninger's compensation was derived from a shocking five-times multiplier of his 2017 performance stock unit ("PSU") grants based on the Company exceeding its extremely low 2018 adjusted EBITDA target, which conveniently for management adds back its exorbitant stock-based compensation.

2018 CEO Adjusted Compensation ($in thousands)	
2018 Base Salary	$ 415
2018 Stock Awards	$ 1,696
2018 Non-Equity Bonus	$ 547
2018 Other Compensation	$ 4
2017 PSU Grant "Bonus" Based on 2018 EBITDA Target[11]	$ 4,964
2018 Total CEO Adjusted Compensation	**$ 7,626**

	Fiscal Year Ended December 31			
	2017	2018	Change	Commentary
Revenue	$ 79.1	$ 85.2	$ 6.1	Revenue increased by approximately $6 million
"Cash" Expenses	$ (79.0)	$ (79.8)	$ (0.8)	"Cash" expenses remained flat
Stock-based Compensation	$ (6.1)	$ (12.3)	$ (6.2)	"Cash" profit increase was paid to management
EBITDA	$ (6.0)	$ (6.9)	$ (0.9)	EBITDA declined
Stock-based Compensation	$ 6.1	$ 12.3	$ 6.2	Stock-based compensation doubled
Adjusted EBITDA	$ 0.1	$ 5.4	$ 5.3	Adjusted EBITDA increase driven by stock comp
EBITDA Margin	(7.6) %	(8.1) %	(0.5) %	EBITDA margin remained deeply negative
Adjusted EBITDA Margin	0.1 %	6.3 %	6.2 %	Adjusted EBITDA margin still at bottom of peers

[11] We assume that Mr. Preuninger received 100% of his 2017 PSU award (136,537 PSUs) in 2017 at the grant price of $9.09. Because Amber Road exceeded its 2018 adjusted EBITDA Target by over 200%, we assume that Mr. Preuninger "earned" the 500% 2017 PSU "bonus" (five times 136,537 PSUs less the 136,537 we assumed he already received in 2017) in 2018. This equates to a "bonus" of 546,148 PSUs at the grant price of $9.09 totaling $4.964 million of value.





| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

Excessive Comp 2014-2017 | Not remedied in 2018 | Selected Company Comparison

EXCESSIVE PAY IN 2018 DESPITE INDUSTRY LAGGING MARGINS

Every publicly-traded supply chain management software company Altai Capital has shown below, with the exception of Amber Road, reported positive EBITDA margins in 2018.

The only reason that Amber Road reported 6% Adjusted EBITDA margins, which still places Amber Road near the bottom of its peers shown below, is because the Company issued over $12 million of stock-based compensation in 2018, equating to an astounding and unjustifiable 14% of revenue.

| Company | 2018 Calendarized (December 31)[12,13] | | | | % of Revenue | | |
	Revenue	EBITDA	Stock Compensation	Adjusted EBITDA	EBITDA	Stock Compensation	Adjusted EBITDA
SAP	$ 28,333	$ 8,101	$ 952	$ 9,053	28.6 %	3.4 %	32.0 %
Manhattan Associates	$ 559	$ 143	$ 20	$ 162	25.5 %	3.7 %	29.0 %
Descartes Systems	$ 273	$ 85	$ 4	$ 89	31.3 %	1.4 %	32.7 %
Wisetech Global	$ 201	$ 67	$ 6	$ 73	33.3 %	2.9 %	36.2 %
SPS Commerce	$ 248	$ 39	$ 13	$ 52	15.9 %	5.0 %	20.9 %
Kinaxis	$ 151	$ 30	$ 12	$ 42	20.0 %	7.7 %	27.7 %
TECSYS	$ 53	$ 3	$ 0	$ 3	5.7 %	0.3 %	6.0 %
Amber Road	$ 85	$ (7)	$ 12	$ 5	(8.1) %	14.4 %	6.3 %

[12] The table above sets forth a selected group of publicly traded global supply chain management software companies of varying sizes. The selected group of companies and the related figures, while only illustrative, are intended to demonstrate the impact of scale, growth and profitability on the selected company's public market valuation relative to revenue.
[13] Figures have been adjusted to conform to a December 31 fiscal year end. Foreign currencies have been converted to US Dollars as of December 31, 2018.

ALTAI CAPITAL

THE BOARD IS CLOSED-MINDED ON STRATEGIC ALTERNATIVES



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| E2open Proposal & Other Events | Breach of Fiduciary Duty | Insider Selling Below Offer Price |

THE E2OPEN PROPOSAL AND SUBSEQUENT EVENTS



E2open, LLC ("E2open"), a leading cloud supply chain management software company, submitted a bona fide offer to acquire Amber Road. Given that Amber Road has endured disappointing share performance since its IPO and continues to underperform, Altai Capital believes the Company should have engaged in a more extensive review of the Proposal and potentially solicited higher bids from other credible interested parties.

DATE	EVENT
February 12, 2018	E2open announced that it submitted a proposal to the Board of Directors of Amber Road to acquire all outstanding shares of common stock that E2open did not already own for $10.50 per share (the "Offer Price") in cash (the "Proposal"). On the same day, Amber Road issued a press release rejecting the Proposal.
March 15, 2018	E2open affirmed its Proposal in a press release that included a letter E2open sent to the Company's Board of Directors. E2open further stated that its "willingness to engage with [Amber Road] regarding a combination will expire on March 30, 2018."
March 23, 2018	Altai Capital conducted a call with Chief Executive Officer James Preuninger, Chief Financial Officer Thomas Conway and ICR Managing Director Staci Mortenson on which we asked the Company to immediately engage financial advisors to evaluate the Proposal as well as other potential strategic alternatives.
March 28, 2018	Altai Capital submitted a letter directly to Mr. Preuninger and Amber Road's Board of Directors. In our letter, we asked that the Board give serious consideration to the Proposal and immediately engage financial advisors to help it evaluate the opportunity.
March 30, 2018	E2open withdrew the Proposal.

Background Information	Amber Road Continues to Underperform	The Board Has Paid the CEO Excessive Compensation	The Board is Closed-Minded on Strategic Alternatives	Amber Road Nominees Will <u>Not</u> Drive Shareholder Value	Altai Capital Nominees Are Experienced and Independent

E2open Proposal & Other Events	Breach of Fiduciary Duty	Insider Selling Below Offer Price



AMBER ROAD MISMANAGED THE E2OPEN PROPOSAL



The Board has an obligation to discharge its fiduciary duty in the best interests of shareholders.

It appears to Altai Capital that Mr. Preuninger refused to engage with E2open or solicit higher bids for the Company because he stood to make an extraordinary windfall in 2018 by achieving a comically low adjusted EBITDA target.

<u>The Board should have (i) recognized Mr. Preuninger's conflict of interest, (ii) formed an independent committee to evaluate the transaction, and (iii) hired outside advisors to assess whether the transaction was in the best interests of shareholders, even though it was clearly not in the best interests of Mr. Preuninger.</u>

CEO James Preuninger did <u>not</u> act in the best interests of shareholders

- Mr. Preuninger appeared to stifle negotiations and E2open withdrew the Proposal according to a March 30, 2018 press release citing a "lack of engagement from Amber Road's Board of Directors in connection with several of [E2open's] proposals to engage in discussions."

- Mr. Preuninger had an obvious conflict of interest in that he would continue to receive exorbitant compensation if Amber Road remained a stand-alone company.

- A properly functioning board would have recognized Mr. Preuninger's conflict of interest and formed an independent committee to explore the Proposal.

An excerpt from the Amber Road Corporate Governance Guidelines[14]:

"In discharging their fiduciary duties, directors are expected to exercise their business judgment to act in what they reasonably believe to be in the best interests of Amber Road and its stockholders. Furthermore, directors are expected to spend the time and effort necessary to properly discharge their responsibilities."

The Board Mismanaged the E2open Proposal

- On January 11, 2019, in response to an earlier Altai Capital demand to inspect documents regarding Amber Road's receipt and evaluation of the Proposal, Amber Road denied the demand and confirmed that:

  i. Mr. Preuninger led the negotiations with E2open and presented the Proposal to the Board;

  ii. No independent committee was formed to evaluate the Proposal;

  iii. No financial advisor such as an investment bank was formally retained to assist the Board in evaluating the Proposal; and

  iv. Amber Road did not attempt to solicit higher bids from other potentially interested parties.

[14] Source: https://investor.amberroad.com/sites/amberroad.investorhq.businesswire.com/files/doc_library/file/Corporate_Governance_Guidelines_Final_2.7.17.pdf



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| E2open Proposal & Other Events | Breach of Fiduciary Duty | Insider Selling Below Offer Price |

MANAGEMENT SOLD SHARES BELOW THE OFFER PRICE



Altai Capital finds it even more troubling that while the Board believed the Proposal was not in the best interests of Amber Road and its shareholders, selling shares below the Offer Price seemed to be in the best interests of management.

Since the Proposal, Amber Road management and officers have sold over $3.3 million in stock at an average price of $9.14, representing a 13% discount to the Offer Price.

	Net Shares Sold	Average Price	Net Sale Proceeds
Management & Officers			
Post-E2open Proposal	366,101	$ 9.14	$ 3.345
E2open Offer Price		$ 10.50	
Average Price of Insider Sales Post-E2open Proposal		$ 9.14	
Discount to Offer Price		13 %	



AMBER ROAD NOMINEES WILL NOT DRIVE SHAREHOLDER VALUE



Rudy Howard | Andre G.F. Toet

RUDY HOWARD MUST BE REPLACED

Rudy Howard has been a Board member since 2012 and therefore should be held accountable for Amber Road's poor performance and excessive executive compensation since the Company went public in 2014. Altai Capital believes Mr. Howard should be replaced with a new independent director who is not accustomed to the procedures of the current regime, and has the necessary experience and impartiality to drive shareholder value, an area of pronounced failure for Mr. Howard.

SHORTCOMINGS	SOLUTION

- Mr. Howard is currently the CFO of vTv Therapeutics ("VTV"), a clinical biopharmaceutical company with $12 million in 2018 revenue and less than $100 million of market capitalization.

- VTV went public on July 30, 2015 at $15.00 per share, closed at $10.89 per share on its first day of trading, and currently trades at $1.51 per share.

- Mr. Howard currently serves on only one public board, Amber Road.

- Amber Road Board member since 2012 and therefore has contributed to Amber Road's poor performance since the Company went public in 2014.

Involved in Subscale Operation

Poor Performance

Inexperience

Accountable for Board Failures

REPLACEMENT



| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will **Not** Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

Rudy Howard | Andre G.F. Toet

ANDRE G.F. TOET IS NOT THE CHANGE THE BOARD NEEDS



Andre G.F. Toet has an obvious significant connection to Amber Road Chairman Barry Williams. His relationship to Barry Williams, whose leadership has contributed to Amber Road's underperformance, raises serious doubt that Mr. Toet will be the fresh voice Amber Road needs to drive change.

Barry Williams
Amber Road Chairman

Andre G.F. Toet
Board Nominee

- Mr. Toet was appointed to the board of essDOCS, a provider of electronic shipping documents, in 2011.

- Barry Williams was essDOCS's Chairman of the Board from 2006 through 2011 and later from 2013 through 2015.

- Mr. Toet succeeded Barry Williams as Chairman of the Board of essDOCS in 2015.

- Additionally, Mr. Toet and Mr. Williams previously worked together at P&L Nedlloyd, a Dutch container shipping company.

28



ALTAI CAPITAL NOMINEES ARE EXPERIENCED AND INDEPENDENT



ALTAI CAPITAL NOMINEES WILL ADDRESS BOARD DEFICIENCIES

Altai Capital strongly supports the appointment of Marshall A. Heinberg and James F. Watson (the "Altai Capital Nominees") to the Board.

Mr. Heinberg and Mr. Watson are not affiliated with Altai Capital other than as our nominees to the Board, and had no relationship to Altai Capital prior to our December 17, 2018 letter.

Additionally, the Altai Capital Nominees have not and will not receive any compensation from Altai Capital.

We believe that Mr. Heinberg and Mr. Watson would refresh an entrenched Board and rectify its clear deficiencies.

The Altai Capital Nominees will bring to bear deep expertise in areas where the Board has repeatedly failed shareholders.

THE BOARD HAS…	ALTAI CAPITAL NOMINEES WILL…
▪ Failed to identify and address obvious conflicts of interest	▪ Ensure the Board exhibits sound judgment and executes with rigor and integrity
▪ Refused to take steps necessary to properly evaluate the Proposal	▪ Call upon years of M&A and banking experience to explore strategic alternatives when appropriate
▪ Acted in the best interests of management	▪ Demonstrate independence and impartiality while discharging their fiduciary duties
▪ Set uninspiring and curiously low financial goals	▪ Develop reasonable performance targets using metrics that better reflect the Company's true profitability
▪ Approved excessive CEO compensation despite disappointing performance under his stewardship	▪ Reward executives appropriately and fairly based on achieving objectives that are better aligned with driving shareholder value

| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will <u>Not</u> Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Nominees Will Improve the Board | Marshall Heinberg | James Watson |

ALTAI CAPITAL NOMINEES – MARSHALL A. HEINBERG



Marshall A. Heinberg

TRANSACTION EXPERIENCE:

- 25 years as an investment banker
- 12 years as the Head of Investment Banking, first at CIBC (U.S.) and then at Oppenheimer
- Worked on over 100 M&A transactions across numerous industries, including environmental services, industrials, health care, business services and technology
- As a board member, served on two Special Committees in connection with a change of control transaction
- Most recently, chaired the Special Committee of NFP which resulted in NFP being acquired by Madison Dearborn for approximately $1.3 billion

EXECUTIVE COMPENSATION, PERSONNEL & MANAGEMENT OVERSIGHT EXPERIENCE:

- As Head of Investment Banking at CIBC (U.S.) and Oppenheimer, charged with determining compensation arrangements and allocating annual bonus pools
- Mentored many executives throughout his investment banking career, including his successors, as well as others who went on to become CFOs, heads of business development and partners in major private equity firms
- As a board member, dealt with the issue of succession planning and replacing C-level executives
- Served as the head of two compensation committees
- Served as the financial expert on the audit committees for NFP and Image Entertainment



31

| Background Information | Amber Road Continues to Underperform | The Board Has Paid the CEO Excessive Compensation | The Board is Closed-Minded on Strategic Alternatives | Amber Road Nominees Will Not Drive Shareholder Value | Altai Capital Nominees Are Experienced and Independent |

| Nominees Will Improve the Board | Marshall Heinberg | James Watson |

ALTAI CAPITAL NOMINEES – JAMES F. WATSON

ALTAI CAPITAL

James F. Watson

TRANSACTION EXPERIENCE:

- At Presidio Partners, was involved in investments in over 60 companies
- Completed over 20 M&A transactions involving portfolio companies and venture investments
- Most recently, provided assistance and guidance as a board member of Odyssey Logistics, a provider of global logistics and supply-chain services and technology solutions, in its 2017 sale to the Jordan Company

EXECUTIVE COMPENSATION, PERSONNEL & MANAGEMENT OVERSIGHT EXPERIENCE:

- Began investing in startups in 1996 and has mentored numerous CEOs throughout his career as a venture capitalist
- Has served on numerous private boards and has been a member of over 10 executive compensation committees





Altai Capital is calling on all shareholders of Amber Road to refresh the Board with our two highly qualified, experienced and independent nominees, Marshall A. Heinberg and James F. Watson.

MARSHALL A. HEINBERG
JAMES F. WATSON

We urge you to vote **FOR** our highly

qualified nominees on the **GOLD** proxy card

The Altai Capital Nominees will be the shareholder advocates the Board needs to drive change and improve the Company's performance.



For further information or inquiries, please contact:

ALTAI CAPITAL MANAGEMENT, L.P.   4675 MacArthur Court
Suite 590
Newport Beach, California 92660

Rishi Bajaj

Managing Principal

Telephone: (949) 326-9614
Facsimile: (800) 642-2526
Email: rbajaj@altai.com

OKAPI PARTNERS LLC   1212 Avenue of the Americas
24th Floor
New York, NY 10036

Patrick J. McHugh

Founder & Senior Managing Director

Telephone: (212) 297-0720
Email: info@okapipartners.com

Alexandra S. Higgins

Managing Director

Telephone: (212) 297-0720
Email: info@okapipartners.com

ALTAI CAPITAL

Performance Endnote

The Information contained herein is unaudited and is based upon information included in our records, information received from third parties as well as our estimates. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This does not constitute an offer to sell or the solicitation of an offer to purchase any security or investment product. Any such offer may only be made by an approved confidential offering memorandum.

Net performance for Altai Osprey is presented net of management fees, profit allocations and expenses, including both investment related expenses and other non-investment related expenses such as audit, tax, legal and software fees. Performance presumes reinvestment of income. Net returns above are presented for an investor that has been invested in Altai Capital Osprey, LLC since inception paying the Fund's maximum management fee and profit allocation, if any. Individual investor results may vary due to timing of capital activity and different fee arrangements.

PAST PERFORMANCE IS NEITHER INDICATIVE NOR A GUARANTEE OF FUTURE RESULTS. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.

Comparative Financial Indices Endnote

Comparative financial indices, such as the S&P 500 Index ("SPX"), are shown for illustrative purposes only, may not be available for direct investment, are unmanaged, assume reinvestment of income, do not reflect the impact of any management fees or profit allocations and have limitations when used for comparison or other purposes because they may have different volatility, credit, or other material characteristics (such as number and types of securities). The statistical data regarding the indices shown has been obtained from sources believed to be reliable but has not been independently verified. Each such index is limited to the securities and instruments as described below. The Fund's investment program is not restricted to the securities and instruments comprising any one index. There are limitations in using financial indices for comparison purposes because of the foregoing and because such indices may have volatility, credit and other material characteristics that are different from the Fund. Except as otherwise disclosed herein, each index is total return, including dividends.

SPX is widely regarded as a standard single gauge of the U.S. equities market. This index includes 500 leading companies in leading industries of the U.S. economy. Although the SPX focuses on the large cap segment of the market, with approximately 75% coverage of U.S. equities, it is also an ideal proxy for the total market. The SPX is total return including dividends.

The NASDAQ Composite Index is a broad-based capitalization-weighted index of stocks in all three NASDAQ tiers: Global Select, Global Market and Capital Market. Along with SPX and the Dow Jones Average, it is one of the three most followed indices in U.S. stock markets. The composition of the NASDAQ Composite Index is heavily weighted towards information technology companies. The NASDAQ Composite Index is total return including dividends.

The Standard & Poor's Software & Service Select Industry Index ("S&P Software Index") comprises stocks in the S&P Total Market Index that are classified in the GICS software & services sub-industry. The S&P Software Index is presented in Amber Road's Form 10-K filings as a measure of comparison to the cumulative total return on the Company's stock. The S&P Software Index is total return including dividends.

The NYSE Composite Index is a float-adjusted market-capitalization weighted index which includes all common stocks listed on the NYSE, including ADRs, REITs and tracking stocks and listings of foreign companies. The NYSE Composite Index is presented in Amber Road's Form 10-K filings as a measure of comparison to the cumulative total return on the Company's stock. The NYSE Composite Index is total return including dividends.

Important Information

ALTAI CAPITAL HAS FILED WITH THE SEC A DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE UPCOMING ANNUAL MEETING OF STOCKHOLDERS OF THE COMPANY, INCLUDING ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF OR ANY OTHER MEETING THAT MAY BE CALLED IN LIEU THEREOF (THE "ANNUAL MEETING"). INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION HAS BEEN INCLUDED IN THE DEFINITIVE PROXY STATEMENT FILED BY ALTAI CAPITAL WITH THE SEC ON APRIL 8, 2019. STOCKHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER DOCUMENTS RELATED TO THE SOLICITATION OF STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE ANNUAL MEETING BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATING TO ALTAI CAPITAL, THE NOMINEES AND THE OTHER PARTICIPANTS. THESE MATERIALS AND OTHER MATERIALS FILED BY ALTAI CAPITAL IN CONNECTION WITH THE SOLICITATION OF PROXIES WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND WILL ALSO BE AVAILABLE, WITHOUT CHARGE, ON REQUEST FROM THE SHAREHOLDER'S PROXY SOLICITOR, OKAPI PARTNERS LLC, AT (855) 208-8902 OR VIA EMAIL AT INFO@OKAPIPARTNERS.COM.